UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93
Company Registry (NIRE) 353.001.861-33

NOTICE TO THE MARKET

CPFL ENERGIA WON THE “EQUITIES DEAL OF THE YEAR 2020 – AMERICAS” AWARD

CPFL Energia S.A. (“CPFL Energia” or “Company”) announces to its shareholders and the market that it won the “Equities Deal of the Year 2020 – Americas” Award, granted on May 1st, 2020 by The Banker (a publication of the Financial Times) to its 2019 Re-IPO (R$3.7 billion).

Deals of the Year 2020 was awarded by product and region. There are five regions: Africa, Asia-Pacific, Middle East, Americas and Europe. In each region, there are an award for the following 12 categories: Bonds - Corporates, Bonds - Sovereigns, Supras and Agencies, Equities (including IPOs and Equity-linked), FIG - Capital Raising/Restructuring, Green Finance, Infrastructure and Project Finance (including Project Bonds), Islamic Finance, Leveraged Finance (including High Yield Bonds), Loans, M&A, Restructuring and Securitization.

Following its re-initial public offering (IPO) in June 2019, which saw it offer 134 million shares, CEO Gustavo Estrella commented in the press that it was entering a new phase where it could focus on growth.

State Grid Corporation of China (“State Grid”), the world’s largest utility company by revenue, has held majority ownership in CPFL Energia since January 2017 and bought out minority shareholders in November 2017. Prior to CPFL Energia’s Re-IPO, only about 5% of the Company’s stock was available on Brazil’s Bovespa Stock Exchange (“B3”). B3 requires all companies that it lists in Novo Mercado segment to have at least 15% of their shares available on the public market (combined with an R$25 million ADTV).

In June 2019, the Company sold R$3.7 billion-worth (US$ 707 million) of shares, at a price of R$27.50 each. The issuance was worth about 12% of the Company’s total market capitalization, and the move was considered a Re-IPO due to the low liquidity of its shares prior to this. There was strong investor demand, with a 3.9 times oversubscription for the shares. The Company achieved a 16.29% free float after the Re-IPO, complying with B3’s rules.

The offering was the first ever equity capital markets transaction of a state-owned Chinese company outside of Asia and the largest utilities-related equities transaction in Brazil’s history. The proceeds were used by CPFL Energia to buy out the stake of parent group State Grid, in CPFL Renováveis, CPFL Energia’s renewable energy arm, transforming it into a wholly owned subsidiary. The company plans to use CPFL Renováveis as an investment vehicle for further growth, including potential acquisitions.

Campinas, May 4, 2020.

Yuehui Pan

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 4, 2020

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.